SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)

MAGICJACK VOCALTEC LTD.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M6787E101

(CUSIP Number)

BRYANT R. RILEY

B. Riley FBR, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(310) 966-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. M6787E101	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,249,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,249,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. M6787E101	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,249,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,249,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON* HC

CUSIP No. M6787E101	13D	Page 4 of 10 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”)

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares, with no par value (the “Ordinary Shares”), of magicJack VocalTec, Ltd., a company organized under the laws of Israel (the “Issuer”). The principal executive office of the Issuer is located at 12 Haomanut Street, 2nd Floor, Poleg Industrial Zone, Netanya, Israel 425044.

Item 2.	Identity and Background.

(a)       This statement is filed by B. Riley FBR, Inc., a Delaware corporation (“BRFBR”), and B. Riley Financial, Inc., a Delaware corporation (“BRF”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of BRF. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of BRFBR is 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025. The address of the principal office of BRF is 21255 Burbank Blvd., Suite 400, Woodland Hills, CA 91367.

(c)       The principal business of BRFBR is acting as a brokerage firm. BRF is holding company.

(d)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       BRFBR is organized under the laws of the State of Delaware and BRF is organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,249,600 shares (the “Shares”) owned directly by BRFBR is approximately $10,519,105, excluding brokerage commissions. Such Shares were acquired with the working capital of BRFBR.

CUSIP No. M6787E101	13D	Page 5 of 10 Pages

Item 4.	Purpose of Transaction

On November 9, 2017, BRF entered into an Agreement and Plan of Merger (the “Merger Agreement”) with B.R. Acquisition Ltd., an indirect subsidiary of BRF (“Merger Sub”),  and the Issuer, pursuant to which it is anticipated that Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving as an indirect subsidiary of BRF.  The Shares were acquired by BRFBR in anticipation of the closing of the Merger.  See the Current Report on Form 8-K filed by BRF with the Securities and Exchange Commission on November 9, 2017 and incorporated herein by reference thereto. See also Item 7 below

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 16,115,383 Ordinary Shares outstanding as of October 31, 2017, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

As of the time of this filing, BRFBR beneficially owned directly 1,249,600 Shares constituting approximately 7.8% of the Shares outstanding.

BRF, as the parent company of BRFBR, may be deemed to beneficially own the 1,249,600 Shares beneficially owned by BRFBR, constituting approximately 7.8% of the Shares outstanding.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       Each of BRFBR and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

(c)       Schedule B annexed hereto lists all transactions in the Shares by the Reporting Persons in the last 60 days. All of such transactions were effected in the open market, except as otherwise noted.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 02, 2018, each of the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

On November 9, 2017, BRF entered into the Merger Agreement with Merger Sub and the Issuer, pursuant to which it is anticipated that the Merger will be consummated with the Issuer surviving as an indirect subsidiary of BRF.    See the Current Report on Form 8-K filed by BRF with the Securities and Exchange Commission on November 9, 2017 and incorporated herein by reference thereto. See also Item 7 below.

CUSIP No. M6787E101	13D	Page 6 of 10 Pages

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1

See the Entry into Agreement and Plan of Merger by and between BRF, B. R. Acquisition LTD. and the Issuer Filed with the Securities and Exchange Commission on November 9, 2017 as Ex. 2.1 and incorporated by reference herein.

99.2	Joint Filing Agreement by and among BRFBR and BRF, dated January 02, 2018.

See also the Entry into Agreement and Plan of Merger by and between B. Riley Financial, Inc., B. R. Acquisition LTD. and MagicJack Vocaltec LTD Filed on November 9, 2017 as Ex. 2.1 is incorporated by reference herein.

CUSIP No. M6787E101	13D	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 02, 2018

B. RILEY FBR., INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

/s/ Bryant R. Riley
BRYANT R. RILEY

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

CUSIP No. M6787E101	13D	Page 8 of 10 Pages

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address

Bryant R. Riley, Chairman and Chief Executive Officer	Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of B. Riley Capital Management, LLC, Chairman of B. Riley & Co., LLC and Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

Andrew Gumaer, Chief Executive Officer of Great American Group, LLC and Director	Chief Executive Officer of Great American Group, LLC, a subsidiary of B. Riley Financial, Inc.	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Thomas J. Kelleher, President and Director	President of B. Riley Financial, Inc. and Chief Executive Officer of B. Riley & Co., LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

Robert D’Agostino, Director	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Mikel Williams, Director	Director of B. Riley Financial, Inc.	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Richard L. Todaro, Director	President of Todaro Capital, an investment management company	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Kenneth M. Young, Director	Chief Executive Officer BR Principal Investments, LLC	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd., Suite 400 Woodland Hills, CA 91367

Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	590 Madison Avenue, 29th Floor New York, NY 10022

CUSIP No. M6787E101	13D	Page 9 of 10 Pages

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale
	B. Riley FBR, Inc.

800,000	8.40	12/15/2017
300	8.40	12/18/2017
447,200	8.45	12/21/2017
2,100	8.45	12/22/2017